UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

CNET Networks, Inc.

(Name of Subject Company)

CNET Networks, Inc.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.0001 per share

(including the associated preferred stock purchase rights)

(Title of Class of Securities)

12613R104

(CUSIP Number of Class of Securities)

Andy Sherman

Senior Vice President, General Counsel and Corporate Secretary

235 Second Street

San Francisco, California 94105

(415) 344-2000

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

Copies to:

Morton A. Pierce

Chang-Do Gong

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 259-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D–9, as amended (the “Schedule 14D–9”), initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 23, 2008, by CNET Networks, Inc., a Delaware corporation (the “Company”). The Schedule 14D–9 relates to the cash tender offer by Ten Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of CBS Corporation, a Delaware corporation, disclosed in a Tender Offer Statement on Schedule TO, as amended (the “Schedule TO”), originally filed with the SEC on May 23, 2008, to purchase all of the outstanding common stock, par value $0.0001 per share, of the Company (together with the associated preferred stock purchase rights, the “Shares”), at a price of $11.50 per Share net to the selling stockholders in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2008, and the related Letter of Transmittal, which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO.

The information in the Schedule 14D-9 is incorporated in this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The subsequent offering period expired at 12:00 midnight, ET, on June 25, 2008. As of that time an aggregate of 117,867,949 Shares were validly tendered. After payment for the Shares, CBS will own, in total, approximately 78% of the outstanding Shares.

On June 26, 2008, CBS issued a press release announcing that it intends to effect a short-form merger under Delaware law, after exercising the Top-Up Option under the Merger Agreement, and the Company will become a direct, wholly-owned subsidiary of CBS.

As a result of the Merger, any Shares not tendered will be cancelled and (except for Shares held by CBS or its subsidiaries, or Shares for which appraisal rights are properly demanded) will be converted into the right to receive the same $11.50 per share, net to the seller in cash, without interest and less any required withholding taxes, that was paid in the Offer. Following the Merger, the Shares will cease to be traded on the NASDAQ Global Market.

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(14)	Press Release issued by CBS on June 26, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2008

CNET Networks, Inc.

By:	/s/ Andy Sherman
Name:	Andy Sherman
Title:	Senior Vice President, General Counsel & Corporate Secretary